SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2008 First Half Operating Results

On July 28, 2008, Kookmin Bank held an earnings conference and released its operating results for the first half of 2008. The following tables reflect the key figures released during the conference. The presentation materials, which contain further details, are available at the Kookmin Bank website (http://www.kbstar.com).

The figures for the first half of the fiscal year 2008 presented herein are currently being reviewed by our independent auditor, and such figures are subject to change.

Selected Financial Data

1.	Balance sheet figures

(Won in trillions)	As of the date indicated
	June 30, 2008	December 31, 2007	% Change (YTD)
Total Assets	245.0	218.9	11.9
Loans in Won[1]	169.1	152.5	10.9
Total Liabilities	228.6	202.9	12.7
Deposits in Won	161.2	143.6	12.3
Shareholders’ Equity	16.4	16.0	2.5

2.	Operating results

(Won in billions)	For the six-month period ended
	June 30, 2008	June 30, 2007	% Change (YoY)
Operating Income	1,682.3	2,572.4	-34.6
Non-Operating Income	86.7	73.5	18.0
Net Income	1,275.9	1,418.8	-10.1

[1]	Including Private Placement Bonds

3.	Asset Quality

(Won in billions)	As of the date indicated
	June 30, 2008	December 31, 2007	% Change (YTD)
Total Loans for NPL Management	199,105.7	177,476.1	12.2
Substandard & below Loans	1,316.9	1,313.5	0.3
Loan Loss Reserves	2,720.6	2,535.5	7.3
NPL Ratio	0.66%	0.74%	-0.08	%p
NPL Coverage Ratio	206.6%	193.0%	13.6	%p
Delinquency Ratio	0.57%	0.59%	-0.02	%p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 28, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director